FRANK’S INTERNATIONAL N.V.

Mastenmakersweg 1

1786 PB Den Helder

The Netherlands

August 3, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Frank’s International N.V.

Registration Statement on Form S-4

File No. 333-255496

Ladies and Gentlemen:

On behalf of Frank’s International N.V. (the “Registrant”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 4:00 p.m., Washington, D.C. time, on August 5, 2021, or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time.

Thank you for your assistance with this matter.

Very truly yours,

FRANK’S INTERNATIONAL N.V.

By:	/s/ Melissa Cougle
Name:	Melissa Cougle
Title:	Senior Vice President and Chief Financial Officer

cc:    Michael S. Telle, Vinson & Elkins L.L.P.